

October 11, 2019

Theodore Moore
Senior Vice President and General Counsel
Nine Energy Service, Inc.
2001 Kirby Drive, Suite 200
Houston, Texas 77019

        Re: Nine Energy Service, Inc.
             Registration Statement on Form S-3
             Filed September 20, 2019
             File No. 333-233875

Dear Mr. Moore:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed September 20, 2019

Exhibits

1. We note that your forum selection provisions in your amended Certificate of Incorporation (Article 10.1) and Bylaws (Section 7.06) identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action. We note also your risk factor entitled "Our charter designates the Court of Chancery..." on page 29 of your Form 10-K for the fiscal year ended December 31, 2018 that discloses certain risks from the charter provision, while not referencing your bylaws provision. Please revise your prospectus to disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and

regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provisions apply to Securities Act claims, please also revise your prospectus to include related risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at 202-551-3271 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation